January 22, 2009
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: Christine Allen
Re:	Alnylam Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 000-50743
Ladies and Gentlemen:
On behalf of Alnylam Pharmaceuticals, Inc. (the “Company”), I am writing in response to comments contained in the letter dated December 9, 2008 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Material Agreements
1.	We note that you refer to several agreements throughout your Form 10-K and proxy statement, most notably the agreements with Tekmira Pharmaceuticals Corporation and the Massachusetts Institute of Technology. It appears that these agreements may be material to your business, but they are not filed as exhibits to your Form 10-K. Please explain why you do not believe that these agreements are material to your business, or, alternatively, please file them as exhibits to your 10-K.
Response:	The Company analyzes each of its agreements for materiality when it enters into the agreement. With respect to the Company’s agreements with Tekmira Pharmaceuticals Corporation (“Tekmira”) and Massachusetts Institute of Technology (“MIT”), the Company has determined that neither agreement is a material contract required to be filed as an exhibit under Regulation S-K Item 601(b)(10). The Company is actively working to extend its capabilities to advance the development and commercialization of its product candidates. As part of this business plan and as a means of obtaining resources and funding, the Company enters into technology license and collaboration agreements, such as the Tekmira and MIT agreements, in the ordinary course of business. Neither the Tekmira nor the MIT contract falls within any of the enumerated categories under Item 601(b)(10)(ii) that would disqualify them from the ordinary course exception. Notwithstanding the Company’s determination that the Tekmira and MIT agreements are not material under Item 601(b)(10), the Company believes that disclosure of these agreements in
300 Third Street • Cambridge MA, 02142 • main 617.551.8200 • fax 617.551.8101 • www.alnylam.com

Securities and Exchange Commission
January 22, 2009

its Form 10-K and other filings provides meaningful information for investors regarding the Company’s third-party collaboration efforts.
Strategic Alliances, page 13
2.	Please revise your disclosure in this section to include the following material terms:

Roche, pages 13-14
•	the other therapeutic areas that Roche may expand the license to and the amount of additional payments they may receive to do so

•	the aggregate development and sales milestone payments

•	the expiration date of the last-to-expire patent covered under the license agreement
Novartis, pages 14-15
•	aggregate potential research payments and milestone payments

•	additional payments to be made by Novartis upon exercise of the integration option

•	explanation of the operation of the integration option

•	funding commitments from Novartis for pandemic flu alliance
Biogen Idec, page 16
•	aggregate milestone payments

•	duration and expiration of the agreement
Isis, page 16
•	aggregate developmental and regulatory milestone payments and license fee

•	duration and expiration of the agreement
Response: Roche
•	In response to the Staff’s comment regarding the other therapeutic areas that Roche may expand the license to and the amount of additional payments associated with doing so, the Company intends to revise its disclosure regarding the Roche license and collaboration agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“In July 2007, we and, for limited purposes, Alnylam Europe AG, or Alnylam Europe, entered into a license and collaboration agreement with Roche. Under the license and collaboration agreement, which became effective in August 2007, we granted Roche a non-exclusive license to our intellectual property to develop and commercialize therapeutic products that function through RNAi, subject to our existing contractual obligations to third parties. The license is initially limited to the therapeutic areas of oncology, respiratory diseases, metabolic diseases and certain liver diseases, and may be expanded to include up to 18 additional therapeutic areas, comprising all other fields of human disease, as identified and agreed upon by the parties, upon payment to us by Roche of an additional $50.0 million for each additional therapeutic area, if any.”

Securities and Exchange Commission
January 22, 2009

•	In response to the Staff’s comment regarding the aggregate development and sales milestone payments, the Company intends to revise its disclosure regarding the Roche license and collaboration agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“In consideration for the rights granted to Roche under the license and collaboration agreement, Roche paid us $273.5 million in upfront cash payments. In addition, in exchange for our contributions under the collaboration agreement, for each RNAi therapeutic product successfully developed by Roche, its affiliates or sublicensees under the collaboration agreement, if any, we are entitled to receive milestone payments upon achievement of specified development and sales events, totaling up to an aggregate of $100.0 million per therapeutic target, together with royalty payments based on worldwide annual net sales, if any. Due to the uncertainty of pharmaceutical development and the high historical failure rates associated with drug development, we may not receive any milestone or royalty payments from Roche.”
•	In response to the Staff’s comment regarding the expiration date of the last-to-expire patent covered under the Roche license and collaboration agreement, the Company intends to revise its disclosure regarding such agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“The term of the license and collaboration agreement generally ends upon the later of ten years from the first commercial sale of a licensed product and the expiration of the last-to-expire patent covering a licensed product. We estimate that our principal issued patents covered under the license and collaboration agreement will expire both in and outside the United States generally between 2016 and 2025, subject to any potential patent term extensions and/or supplemental protection certificates extending such term extensions in countries where such extensions may become available.”
Novartis

•	In response to the Staff’s comment regarding the aggregate potential research payments and milestone payments, the Company intends to revise its disclosure regarding the Novartis collaboration and license agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“The collaboration and license agreement includes terms under which Novartis will provide us with research funding and development and sales milestone payments as well as royalties on annual net sales of products resulting from the collaboration, if any. The amount of research funding provided by Novartis under the collaboration and license agreement during the research term is dependent upon the number of active programs that we are collaborating with them on at any given time and the number of our employees that are working on those programs, in respect of which Novartis

Securities and Exchange Commission
January 22, 2009

reimburses us at an agreed upon rate. Under the terms of the collaboration and license agreement, Novartis has the right to select up to 30 exclusive targets to include in the collaboration, which number may be increased to 40 under certain circumstances. For RNAi therapeutic products successfully developed under the agreement, if any, we would be entitled to receive milestone payments upon achievement of certain specified development and annual net sales events, up to an aggregate of $75.0 million per therapeutic target. Due to the uncertainty of pharmaceutical development and the high historical failure rates associated with drug development, we may not receive any milestone or royalty payments from Novartis.
Under the terms of the collaboration and license agreement, we retain the right to discover, develop, commercialize or manufacture compounds that function through the mechanism of RNAi, or products that contain such compounds as an active ingredient, with respect to targets not selected by Novartis for inclusion in the collaboration, provided that Novartis has a right of first offer with respect to an exclusive license for additional targets before we partner any of those additional targets with third parties.”
•	In response to the Staff’s comment regarding additional payments to be made by Novartis upon exercise of the integration option, the Company intends to revise its disclosure regarding the Novartis collaboration and license agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“In connection with the exercise of the integration option, Novartis would be required to make additional payments to us totaling $100.0 million, which payments would include an option exercise fee, a milestone based on the overall success of the collaboration and pre-paid milestones and royalties which could become due as a result of future development of products using our technology.”
•	In response to the Staff’s comment regarding operation of the integration option, the Company intends to revise its disclosure regarding the Novartis collaboration and license agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“The collaboration and license agreement also provides Novartis with a non-exclusive option to integrate into its operations our intellectual property relating to RNAi technology, excluding any technology related to delivery of nucleic acid based molecules. Novartis may exercise this integration option at any point during the research term, as defined in the collaboration and license agreement. The research term expires in October 2009 and may be extended until October 2010 at Novartis’ election. In connection with the exercise of the integration option, Novartis would be required to make additional payments to us totaling $100.0 million, which payments would include an option exercise fee, a milestone based on the overall success of the collaboration and pre-paid milestones and royalties which could become due as a result of future development of products using our technology. The license grant under the integration option, if exercised by Novartis, would be structured similarly to our non-exclusive platform licenses with Roche and Takeda.”

Securities and Exchange Commission
January 22, 2009

•	In response to the Staff’s comment regarding funding commitments from Novartis for the pandemic flu alliance, the Company intends to revise its disclosure regarding the Novartis collaboration and license agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“In February 2006, we entered into the Novartis flu alliance. Under the terms of the Novartis flu alliance, we and Novartis have joint responsibility for the development of RNAi therapeutics for pandemic flu. This program was stopped and currently there are no specific resource commitments for this program.”
Biogen Idec

•	In response to the Staff’s comment regarding the aggregate milestone payments under the Biogen Idec license and collaboration agreement, the Company intends to revise its disclosure regarding the agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“We received an upfront $5.0 million payment from Biogen Idec. In addition, upon the successful development and utilization of a product resulting from the collaboration, if any, Biogen Idec would be required to pay us milestone payments, totaling $51.0 million, and royalty payments on sales, if any. Due to the uncertainty of pharmaceutical development and the high historical failure rates associated with drug development, we may not receive any milestone or royalty payments from Biogen Idec.”
•	In response to the Staff’s comment regarding the duration and expiration of the Biogen Idec license and collaboration agreement, the Company intends to revise its disclosure regarding the agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“Unless earlier terminated, the collaboration and license agreement will remain in effect until the expiration of all payment obligations under the agreement. Either we or Biogen Idec may terminate the agreement in the event that the other party breaches its obligations thereunder. Biogen Idec may also terminate the agreement, on a country-by-country basis, without cause upon 90 days prior notice.”
Isis

•	In response to the Staff’s comment regarding aggregate developmental and regulatory milestone payments and license fee, the Company intends to revise its disclosure regarding the Isis collaboration and license agreement in its

Securities and Exchange Commission
January 22, 2009

Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“Under the terms of the Isis agreement, we paid Isis an upfront license fee of $5.0 million. We also agreed to pay Isis milestone payments, totaling up to approximately $3.4 million, upon the occurrence of specified development and regulatory events, and royalties on sales, if any, for each product that we or a collaborator develops using Isis intellectual property.
Isis has agreed to pay us, per therapeutic target, a license fee of $0.5 million, and milestone payments totaling approximately $3.4 million, payable upon the occurrence of specified development and regulatory events, and royalties on sales, if any, for each product developed by Isis or a collaborator that utilizes our intellectual property. Isis initially had the right to elect up to ten non-exclusive target licenses under the agreement and has the right to purchase one additional non-exclusive target per year during the term of the collaboration. Due to the uncertainty of pharmaceutical development and the high historical failure rates associated with drug development, we may not receive any milestone or royalty payments from Isis or be required to make any milestone or royalty payments to Isis.”
•	In response to the Staff’s comment regarding the duration and expiration of the Isis collaboration and license agreement, the Company intends to revise its disclosure regarding the agreement in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“The term of the Isis agreement generally ends upon the expiration of the last-to-expire patent license thereunder, whether such patent is a patent licensed by us to Isis, or vice versa. The license includes patents which cover inventions created in the future, so the date of expiration cannot be calculated at this point.”
Intellectual Property Related to Fundamental Aspects and Uses of siRNA and RNAi-related Mechanisms, page 18
3.	Please revise the table in this section to include disclosure of the expiration dates of the various patents.
Response:	In response to the Staff’s comment, the Company intends to include in its Form 10-K for the year ended December 31, 2008 the expiration dates of the issued patents that the Company deems important to the use of siRNAs as therapeutics and material to an understanding of its business.
Note 11. Significant Agreements
Roche Alliance, page 99
4.	Your disclosure states “As future milestones are achieved, and to the extent they are within the five year term, the amounts will be recognized as revenue prospectively over the remaining period of performance.” Please revise your disclosure a) to specify whether and to

Securities and Exchange Commission
January 22, 2009

what extent you recognize a portion of the milestone when achieved including your method for determining the amount recognized and b) to what extent and how you recognize any remaining portion of the achieved milestone “prospectively over the remaining period of performance.” Further, specify the accounting, if different, for the milestones under the other agreements where future milestone payments may be received.

Response:	In response to the Staff’s comment, the Company intends to revise its disclosure regarding its recognition of revenue under the Roche alliance in its Form 10-K for the year ended December 31, 2008. Such revised disclosure will be substantially similar to that set forth below:
“As future milestones are achieved, and to the extent they are within the five-year period of performance, milestone payments will be recognized as revenue on a straight-line basis over the remaining period of performance. No portion of a milestone payment will be recognized as revenue upon achievement of such milestone if the Company has any remaining performance obligations under the collaboration.”
The Company supplementally informs the Staff that with respect to other collaboration agreements described in its filings for which the Company recognizes revenue on a straight-line basis, the Company shall revise such disclosures in its future filings to reflect the revenue recognition disclosure above. With respect to collaborations, such as the Novartis agreement, for which revenue is recognized using a proportional performance model, the Company intends to include in its future filings disclosure substantially similar to that set forth below:
“As future substantive milestones are achieved, and to the extent they are within the period of performance, milestone payments will be recognized as revenue on a proportional performance basis over the remaining period of performance. No portion of a milestone payment will be recognized as revenue upon achievement of the milestone if the Company has any remaining performance obligations under the collaboration.”
The Company further informs the Staff that milestones for which the Company has determined achievement is not probable are accounted for consistently in all of the Company’s collaborations. If achievement of a milestone is considered probable at the inception of a collaboration, such milestone is included with other collaboration consideration, such as up-front fees and research funding, in the Company’s revenue model. In such situations, and as disclosed in the Company’s critical accounting policies and footnotes, revenue is limited to the lesser of revenue calculated based on the proportional performance model and the amount of non-refundable payments earned. To date, only the Novartis and Takeda collaborations include milestones for which the Company determined achievement was probable at the inception of the respective collaboration. The Company treats milestones that are tied to regulatory approval as probable of being achieved only when such approval is actually received. The Company intends to revise its

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January 22, 2009

disclosures in future filings to more clearly indicate that only milestones for which the Company has determined achievement is probable are included in the Company’s revenue model.
* * *
As requested in the Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone either the undersigned at (617) 551-8200, or Lia Der Marderosian of WilmerHale, the Company’s outside counsel, at (617) 526-6000.

Very truly yours,
/s/ Patricia L. Allen
Patricia L. Allen
Vice President of Finance and Treasurer

cc:	Philip T. Chase, Esq. Lia Der Marderosian, Esq.